EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective September 11, 2001, the Board of Trustees of Forum Funds amended the non-fundamental investment policies of TaxSaver Bond Fund to increase the percentage of total assets in issuers located in any one state, territory or possession from 25% to 35%.